January 20, 2012

Duc Dang
Securities and Exchange Commission
RE: HOMEOWNUSA
Amendment No.5 Registration Statement on
 Form S-11
 Filed December 5, 2011
 File No. 333-170035

In response to your letter dated January 5, 2012, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of HOMEOWNUSA (the “Company”).  Amendment no. 6 to the Form S-11 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-11 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s January 5, 2012 letter in italicized text immediately before our response.

General

1.
We note your response to comment 1 in our letter dated October 3, 2011. To the extent that the agreement to enter into the share redemption agreement is evidence by a document, please file that document. If true, please revise to clarify that no share redemption agreement currently exists.

Response

We have amended our registration statement by inserting “As of the date of this offering no written share redemption agreement exists.” In the following locations:

a.	in the section captioned Summary of the Offering by the Company, second sentence of the second paragraph

b.	in the section captioned Use of Proceeds in footnote 2 to the table

c.	in the section captioned Security Ownership of Certain Beneficial Owners and Management, footnote 2 and in the last paragraph on page 46.

2.	We note your response to our comments. We also note the following

•	You have no nominal assets.

•
Your sole officer and employee, Mr. du Plooy, has no experience in the real estate industry. As such you have not provided any prior performance disclosure typically included pursuant to Industry Guide 5.

•	Even though you intend to be qualified as a REIT, you have not filed a tax opinion that opines that you will be qualified as a REIT for this taxable year.

•	Even though he is your sole employee, Mr du Plooy does not reside within the United States, where you will conduct operations.

Based on the noted items above, please tell us how you determined that Rule 419 of Regulation C, which would provide investors with an opportunity to evaluate you after you have identified a property and commenced operations, does not apply. In providing your analysis, please note that the Commission has stated that it would “scrutinize… offerings for attempts to create the appearance that the registrant… has a specific business plan, in an effort to avoid the application of Rule 419”. See Securities Act Release no.33-6932 (April 28, 1992)

Response

We have reviewed the applicable portions of SEC Release 33-6932 as relates to “blank check” companies, with specific reference to Section II A which defines a blank check company as: “a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies; and is issuing “penny stock” as defined in Exchange Act Rule 3a51-1.”

It should also be noted that aforesaid Release 33-6932 at above-referenced Section II A states that: “…start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”

With respect thereto, we feel that we have a specific business plan.

The fact that the Company had no assets or nominal assets as of October 31, 2011 does not, in and of itself, make it a blank check company. As aforesaid: “…start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”  As relates to specific business plans, your attention is respectfully directed to the Plan of Operation section of the Company’s Registration Statement which outlines such plans in detail.

We have indicated that we are a development stage company as defined in Rule 1-02(h) of Regulation S-X and as defined in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 915 (see notes to financial statements).  Furthermore, we disclose that the Company has not yet implemented its business model and to date has generated no revenues (see “GENERAL INFORMATION ABOUT HOMEOWNUSA” paragraph 4).

In the first paragraph of Plan of Operation, and elsewhere in the Registration Statement we disclose that Mr. du Plooy has no prior experience in the real estate industry. In the section captioned Business Experience, we did consider Mr. du Plooy’s experience with All a Minimum’s installation of manufactured doorframes, windows frames, and showers into residential and commercial properties and his experience as an entrepreneur as valuable experiences for a development stage company.

The Company filed the required tax opinion that assumed amongst other things that the Company has been and will continue to be organized and operated in the manner described in the Officer’s Certificate, the Registration Statement and the other relevant documents referred to in the Opinion Letter. We believe disclosure requirements are reasonably met in that the Opinion Letter states that the section of the Registration Statement entitled “U.S. Federal Income Tax Considerations” identifies and fairly summarizes the material federal income tax considerations that are likely to be material to a holder of Common Stock.

We considered that Mr. du Plooy does not reside in the United States where the Company will conduct its business. Paragraph two of the section captioned Plan of Operation states that our director and sole officer will conduct the research on our future property and manage all aspects of acquisition. For the second (renovation) and third (marketing activities) phases we disclose that contractors and third party consultants will be engaged. In the last sentence of this paragraph, the Company states that the “majority of these activities can be accomplished from any location and the Company has budgeted for business travel where management believes physical presence will be required.”

For all of the above reasons, the Company considers itself to be a development stage company with no or nominal assets, a development stage company whose sole officer and director has no experience in the real estate industry, a company that considers for U.S. Federal Income Tax purposes, it has not yet qualified as a REIT and company whose President resides outside of the United States but not a blank check company.

3.
Please provide us with highlighted copies of your research data culled from www.loopnet.com. Please highlight the specific portions you are relying on so that we can reference them easily. Please tell us how you confirmed the data in your prospectus represents the most recent available information.

Response

In accordance with your request, we have attached copies of our research data from loopnet.com. Highlighted in ‘yellow” are the specific portions of the research we are relying upon.

The research data presented on the table on page 20 of Form S-11 Amendment No. 3 was current as of the filing date of such amendment.  The “Date” column in this table represents the date of the data provided by loopnet.com. We have updated the date column where appropriate and have added footnotes. Furthermore and in response to comment 8 herein, we have provided additional research data which is current as of January 16, 2012 and we have added this data to the table.

Use of Proceeds, page 7

4.	We have considered your response to comment 4. Please discuss whether you will use the offering proceeds to repay the $12,500 outstanding loan amount and identify the expenses funded by such loan.

Response

In accordance with your request, we have revised our disclosure in the section captioned Certain Relationships and Related Transactions as follows: “Expenses funded by such loan amount include fees paid to the Company’s auditor of $8,000, fees paid to Discount Edgar regarding the Company’s filings with the Security and Exchange Commission of $3,108 and bank service charges of $460. The Company intends to repay the loan amounts from operating capital when funds are available.”

5.	Please revise to clarify your disclosure in the paragraph preceding your use of proceeds table.

Response

We have replaced the paragraph preceding our use of proceeds with the following paragraph “The following table below sets forth the uses of this proceeds assuming the sale of 25%, 50%, 75% and 100% of securities offered for sale in this offering by the company. For further discussion see Plan of Operation.”

Plan of Distribution, page33

6.	Please revise to reflect your response to comment 11. Also please discuss your reason(s) for registering this offering if you are only selling shares outside of the United States.

Response

In accordance with your recommendations, the Company has revised the second paragraph in the section captioned Plan of Distribution as follows:

“HOMEOWNUSA will receive all proceeds from the sale of those shares. The price per share is fixed at $0.50 for the duration of this offering. The Company’s offering will be conducted outside of the United States. Although our common stock is not listed on a public exchange, we intend to apply for quotation on the Over-the-Counter Bulletin Board (OTCBB). In order to be quoted on the OTCBB, the Company shall register its offering to stockholders and a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, who, generally speaking, must approve the first quotation of a security by a market maker on the OTCBB, nor can there be any assurance that such an application for quotation will be approved. However, sales by the Company must be made at the fixed price of $0.50 for the duration of this offering. The Company will receive all proceeds from the sale of those shares.”

7.
We note your response to comment 13 and deleted language. You continue to disclose that the offering is conducted at the sole discretion of Mr. du Plooy. The noted disclosure appears to imply that he may sell shares on a delayed basis. Please refer to Rule 415(a)(1)(ix) of Regulation C and revise your disclosure accordingly.

Response

We have revised paragraph 3 of the section captioned Plan of Distribution as follows:

“The Company's shares may be sold to purchasers directly by Company’s sole officer and director. Furthermore, the Company will not offer its shares for sale through underwriters, dealers, agents or anyone who may receive compensation in the form of underwriting discounts, concessions or commissions from the Company and/or the purchasers of the shares for whom they may act as agents. All shares sold under this prospectus will be sold at a fixed price of $0.50 per share.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 37

8.
In light of your revised disclosure regarding the occupancy rates of the targeted properties, please revise your disclosure to better explain what constitutes “undervalued” properties. Please also provide the reasonable basis for using 90% occupancy and the upper range of your target properties (300 units at $1.6 million)

Response

We have revised our disclosure in paragraph 3 of the section captioned INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN ACTIVITIES as follows:

“We plan to invest principally in multi family apartment facilities. At the completion of this offering we will identify one multi family apartment facility and a substantial portion of the net proceeds of this offering will not be committed to any other specific multi family apartment facility acquisition. Our management will identify and negotiate acquisition opportunities. We will target properties that will have low or zero occupancy. We will utilize the Income Capitalization Approach to valuate a facility and target a facility with low occupancy and therefore low net operating income. These target facilities will be distressed due to over-leveraged financing, mismanagement or the lack of liquidity in the financial markets. The first phase of our planned operations is to research properties. The result of this research would determine the location of the target property to be acquired.”

It is Managements opinion that a renovated property that is well marketed can yield 90% occupancy.

We have update the table summarizing research data from loop.net to support the upper range of target properties.

Plan of Operation, page 38

9.
We have considered your response to comment 15. Considering that management has little exposure to the target properties and no assessments have been obtained regarding the current status of such properties, please explain how you estimate the renovation costs reflected in this section.

Response

As described in the section captioned Use of Proceeds, renovation expense is an estimate only. We have revised sentence 4 of paragraph 5 of the section captioned Plan of Operation as follows:

“The estimated renovation cost is projected to be $450,000 (see Use of Proceeds, page 7).”

For each scenario described on page 38, we have replaced the word “planned” with the word “estimated”.

Certain Relationships and Related Transactions, page 47

10.	You have only disclosed the $3500 related party loan in this section. Please revise to disclose all related party loans.

Response

The Company has amended it registration statement as follows:

“As of October 31, 2011, the Company has received $12,500 loan from its President Mr. Pieter du Plooy. This loan is unsecured and non- interest-bearing with no set terms of repayment.”

Exhibits

11.
We note you have included a review report for the financial statements as of October 31, 2011. Please revise to also file the appropriate acknowledgement letter for the review report dated November 29, 2011 as an exhibit.

Response

The Company has amended its registration statement by filing a consent letter regarding the use in this registration statement of the review report dated November 29, 2011 as Exhibit 23(iii)

We trust our responses meet with your approval.

Sincerely

/s/ Pieter du Plooy

LoopNet - Weestwood Manor Apartments at Clio Rd. Mid/High-Rise, 4201 Clio Rd. Mt. M... Page 1 of 3

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Multifamily Property For Sale

Weestwood Manor Apartments at Clio Rd

4201 Clio Rd, Mt. Morris Town Ship, MI 48504

Price:	**$499,000**
No. Units:	**132**
Price/Unit:	$3,780.30
Property Type:	Multifamily
Property Sub-type:	Mid/High-Rise
Property Use Type	Investment
Lot Size:	12 AC

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Last Verified 1/15/2012
Listing ID 15913858

Attachments

NO CREDIT CHECK

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Description

WESTWOOD MANOR APARMTENTS AT CLIO RD. IN MT. MORRIS TOWN SHIP MICHIGAN. 100% VACANT
SITTING ON 12 ACRES OF LAND.
SECURED WITH 8 FT. WROUGHT IRON FENCING.
TOTAL OF 132 UNITS! 28 - 1/1 / 85 - 2/1 / 7 - 3/2.
100% VACANT
BRICK, NICE BUILDINGS, PLAY GROUND ON THE PREMISES. (BEST DEAL ON LOOP NET) OWNER FINANCING AVAILABLE!!! W/ 50k DOWN!!!!
NO CREDIT CHECK!
100% VACANT
NEEDS A LOT OF WORK BUT IS GREAT INVESTMENT PROPERTY!!
SELLER IS FLEXIBLE & CREATIVE. LETS GET A DEAL DONE!!

100% VACANT
WESTWOOD MANOR APARTMENTS ARE LOCATED OFF OF CLIO RD., JUST SOUTH PIERSON RD., AND IS OFF I 75 AND I 475 IN MT. MORRIS TOWN SHIP MICHIGAN.

Map of 4201 Clio Rd, Mt. Morris Town Ship, MI 48504 (Genesee County) Hide Map

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(832) 642-3049

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LoopNet - #1 in Commercial Real Estate Online

Page 1 of 3

1221 S Willett Street, Memphis, TN

Summary

Sale & Lease Info

Historical For Sale (1)

Property Details

Primary Property Type: Multifamily
Property Sub-type: Garden/Low-Rise
Building Size: 168,844 SF

St Paul Ave
Boyd
Brown Park
Tate Ave
Como Dr
McKinley St
Camp Blvd
Polk A
© 2012 Microsoft Corporation © 2010 NAVTEQ

Owner & Mortgage Info

Current Owner: Martin Family Rentals Llc
Current Mortgage: $65,000

Tax Info

$457,960 Assessed Value, $18,409.99 Taxes

Sale & Lease History

All History

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Display Rental Rate as Entered

View Historical Sale Listing
$599,000 ($2,674.11/Unit)
** PRICE REDUCED ** BRING OFFERS - PRIVATE LENDER NEEDS TO SELL ** Oak Park is a 224-unit garden-sty...

Date	Change	Price/Rent
9/29/2011	Set Off-Market	$599,000 ($2,674.11/Unit)
4/20/2011	Price Changed	$599,000 ($2,674.11/Unit) from $679,000 ($3,031.25/Unit)
3/29/2011	Price Changed	$679,000 ($3,031.25/Unit) from $799,000 ($3,566.96/Unit)
3/31/2010	Set Active	$799,000 ($3,566.96/Unit)
3/31/2010	Price Changed	$799,000 ($3,566.96/Unit) from $1,500,000 ($6,696.43/Unit)
12/17/2009	Set In-Contract	$1,500,000 ($6,696.43/Unit)
4/23/2009	Price Changed	$1,500,000 ($6,696.43/Unit) from $1,850,000 ($8,258.93/Unit)
1/8/2009	Price Changed	$1,850,000 ($8,258.93/Unit) from $1,950,000 ($8,705.36/Unit)
10/20/2008	Price Changed	$1,950,000 ($8,705.36/Unit) from $2,200,000 ($9,821.43/Unit)
4/16/2008	Set Active	$2,200,000 ($9,821.43/Unit)
4/14/2008	Set Off-Market	$2,200,000 ($9,821.43/Unit)
4/14/2008	New Listing	$2,200,000 ($9,821.43/Unit)

Memphis Market Trends

Trends | Demographics

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Distance from Property: 20.0mi

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2 For Sale Listings found 7 sales comps found

Millington
Arlington
Marion
Bartlett
Memphis
Germantown
Collierville
Southaven
Olive Branch
20 miles
© 2012 Microsoft Corporation © 2010 NAVTEQ

Asking/Sold Price Comparison

Price/Unit Comparison

LoopNet - #1 in Commercial Real Estate Online Page 1 of 3

4556 Winchester Rd, Memphis, TN 38118

Summary

Research Confirmed Sales Comp

Knight Rd
OAKHA
Perkins Rd
© 2012 Microsoft Corporation
© 2010 NAVTEQ

Sale Details

Sale Status:	Sold
Sale Date:	07/30/2009
Sale Price:	$869,000 ($5,234.94/Unit)
Document #:	09104769

Property Information

Property Type:	Multifamily
Property Subtype:	Garden/Low-Rise
Building Size:	75,040 SF
Lot Size:	6.43 Acres
Tax ID/APN:	073041 00020

Property Description

The property is a 36-year-old apartment complex located in the NW quadrant of Winchester Rd and Knight Rd. Amenities for the property include a 600 sf swimming pool. Located at a busy intersection and in a residential area

Parties to Transaction

Seller: 4556 Winchester Road Holdings LLC
701 13th St NW Ste 1000, Washington, DC

Broker: Tranzon Asset Advisors
Edward Durnil
View Phone Number

Buyer: SJC Properties I LLC
1603 Orrington Ave Ste 1725, Evanston, IL 60201

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LoopNet - #1 in Commercial Real Estate Online
Page 1 of 2

1607 Asmann Drive, Cincinnati, OH 45229

Summary

Broker Provided Sales Comp

Sale Details

Sale Status:	Sold
Sale Date:	01/31/2011
Sale Price:	$415,000 ($5,460.53/Unit)
Listing Price:	$650,000

Property Information

Property Type:	Multifamily
Property Subtype:	Mid/High-Rise
Building Size:	58,651 SF

4
Avon Fields Golf Course
Lower Millcrest Park
Paddock Rd
Asmann Ave
© 2012 Microsoft Corporation © 2010 NAVTEQ © AND

Property Description

The Asmann apartments is a 76 unit project contained in five contiguous buildings, with 38 garages and 55 additional off street parking spaces. Spacious units range in size from 565sf to 1,779sf, some with enclosed balconies.

Parties to Transaction

Seller:	Wells Fargo Bank
Broker:	Investment Property Advisors Jeffrey Dilbone View Phone Number
Buyer:	Kenneth French

Nearby Properties for 1607 Asmann Drive, Cincinnati, OH 45229

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LoopNet - #1 in Commercial Real Estate Online Page 1 of 2

2040 Stanton Road, Atlanta, GA 30344

Summary

Sale Details

Sale Status:	Sold
Sale Date:	04/30/2010
Sale Price:	$500,000 ($5,681.82/Unit)
Cap Rate:	9.33%(At Time Of Listing)
Listing Price:	$792,000

Golf Cour
Langford Pkwy
154
OWE
© 2012 Microsoft Corporation
© 2010 NAVTEQ
© AND

Property Information

Property Type:	Multifamily
Property Subtype:	Garden/Low-Rise
Building Size:	66,792 SF
Lot Size:	4.61 Acres
Tax ID/APN:	14-0154-LL-021

Property Description

88 units with 2bd/1ba withs 759sf, all brick property.

Parties to Transaction

Seller:	IMPERIAL CAP BK
Broker:	Cushman & Wakefield Nathan Swenson View Phone Number
Buyer:	EDGEWARE LLC 2040 Stanton Rd, Atlanta, GA 30344

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LoopNet - #1 in Commercial Real Estate Online Page 1 of 1

7500-7630 Omni Ln, Fort Myers, FL 33905

Summary

State Road 82
© 2012 Microsoft Corporation © 2010 NAVTEQ
© AND

Sale Details

Sale Status:	Sold
Sale Date:	05/05/2011
Sale Price:	$675,000 ($2,250/Unit)
Document #:	106505

Property Information

Property Type:	Multifamily
Property Subtype:	Mid/High-Rise
Building Size:	572,757 SF
Lot Size:	20.07 Acres
Tax ID/APN:	23-44-25-P4-00061-0020

Parties to Transaction

Seller: CAM OAKS OF OMNI-FORUM ISLES LLC

Buyer: RELATED OAKS OF OMNI-FORUM ISLES
60 Columbus Cir, New York, NY 10023

Financing Comments

Cash Sale.

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Sold $840,000	Sold $675,000	Sold $560,000	Sold $35,952,070	Sold $17,250,000

Property Details (at time of sale)

Property Type	Multifamily
Property Subtype	Mid/High-Rise
No. Units	300
Building Size	572,757 SF
Lot Size	20.07 Acres
No. Buildings	14
Property on Ground Lease	N
Year Built	2002
Zoning Description	C1

LoopNet - #1 in Commercial Real Estate Online Page 1 of 2

2135 Godby Rd, College Park, GA 30349

Summary

Research Confirmed Sales Comp

285
139
Godby Rd
© 2012 Microsoft Corporation © 2010 NAVTEQ
© AND

Sale Details

Sale Status:	Sold
Sale Date:	04/05/2011
Sale Price:	$2,000,000 ($4,132.23/Unit)
Document #:	49987/208

Property Information

Property Type:	Multifamily
Property Subtype:	Garden/Low-Rise
Building Size:	486,225 SF
Lot Size:	25.99 Acres
Tax ID/APN:	13 0060 LL0548, 13 0060 LL0530

Property Description

The property is a grouping of 39-year-old, 3-story apartment buildings located in the NW quadrant of Godby Rd and W Fayetteville Rd. The property includes one pool and 2 laundry facilities.

Parties to Transaction

Seller: Bellkor Quail Creek LLC
100 W Franklin St #100, Richmond, VA

Buyer: Legg Mason Real Estate Holdings VI Inc
10880 Wilshire Blvd #1750, Los Angeles, CA 90024

Sale Comments

Conditions: Bankruptcy/Foreclosure

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LoopNet - #1 in Commercial Real Estate Online Page 1 of 2

1940 Fisher Rd Se, Atlanta, GA 30315

Summary

Research Confirmed Sales Comp

Sale Details

Sale Status:	Sold
Sale Date:	06/09/2011
Sale Price:	$1,400,000 ($4,069.77/Unit)
Document #:	50137/231

Park
McDONOUGH
McDonough Blvd SE
Moreland Ave SE
© 2012 Microsoft Corporation
© 2010 NAVTEQ
© AND

Property Information

Property Type:	Multifamily
Property Subtype:	Garden/Low-Rise
Building Size:	271,487 SF
Lot Size:	29.12 Acres
Tax ID/APN:	14 000800080898

Property Description

The property is an 87-building apartment complex located in the NE quadrant of Moreland Dr and McDonough Blvd.

Parties to Transaction

Seller: Grant Park Village LP
1400 American Ln, Schaumburg, IL

Buyer: Roumelco LLC
5011 Pine Creek Dr, Westerville, OH 43081

Financing Comments

Cash Sale.

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